United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 7)


              ARI Network Services, Inc.
        ---------------------------------------
                   (Name of Issuer)


            Common Stock, $0.001 par value
        ---------------------------------------
            (Title of Class of Securities)


                      001930-10-6
        ---------------------------------------
                    (CUSIP Number)


                   December 31, 1999
        ---------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 001930-10-6

1.   NAME OF REPORTING PERSON.
          Quaestus Limited Partnership
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [   ]
          (b)  [   ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          40,677
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          40,677
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          40,677
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          0.7%
12.  TYPE OF REPORTING PERSON.
          PN

                     Schedule 13G

CUSIP No.  001930-10-6

1.   NAME OF REPORTING PERSON.
          Quaestus Management Corp.
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [   ]
          (b)  [   ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          10,000 shares of Common Stock
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          10,000 shares of Common Stock
8.   SHARED DISPOSITIVE POWER.
          0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 10,000 shares of Common Stock
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          0.2%
12.  TYPE OF REPORTING PERSON.
          CO

                     Schedule 13G

CUSIP No.  001930-10-6

1.   NAME OF REPORTING PERSON.
          RPI Holdings, Inc.
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [   ]
          (b)  [   ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          150,677 shares of Common Stock (includes 40,677 shares held indirectly through Quaestus Limited Partnership).

6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          150,677 shares of Common Stock (includes 40,677 shares held indirectly through Quaestus Limited Partnership).

8.   SHARED DISPOSITIVE POWER.
          0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 150,677 shares of Common Stock (includes 40,677 shares held indirectly through Quaestus Limited Partnership).

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          2.6%
12.  TYPE OF REPORTING PERSON.
          CO

                     Schedule 13G

CUSIP No.  001930-10-6

1.   NAME OF REPORTING PERSON.
          Richard W. Weening
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [   ]
          (b)  [   ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          169,181 shares of Common Stock, including shares owned by RPI Holdings, Inc., Quaestus Limited Partnership and
          Quaestus Management Corp.
6.   SHARED VOTING POWER.
          125 shares of Common Stock, indirectly through spouse.
7.   SOLE DISPOSITIVE POWER.
          169,181 shares of Common Stock, including shares owned by RPI Holdings, Inc., Quaestus Limited Partnership and
          Quaestus Management Corp.
8.   SHARED DISPOSITIVE POWER.
          125 shares of Common Stock, indirectly through spouse.
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 169,306 shares of Common Stock, including shares owned by RPI Holdings, Inc., Quaestus Limited Partnership and
          Quaestus Management Corp.
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          2.9%, including options exercisable within 60 days of December 31, 1999.
12.  TYPE OF REPORTING PERSON.
          IN, HC

                     Schedule 13G

CUSIP No.  001930-10-6

ITEM 1(a).     NAME OF ISSUER.
               ARI Network Services, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               111 East Kilbourn Avenue
               Suite 2700
               Milwaukee, WI 53202

ITEM 2(a).     NAME OF PERSON FILING.
               (i)   Quaestus Limited Partnership ("QLP")
               (ii)  Quaestus Management Corp. ("QMC")
               (iii) RPI Holdings, Inc. ("RPI")
               (iv)  Richard W. Weening ("RWW")

          Attached as Exhibit 1 is a copy of an
          agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OF
               EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
               111 East Kilbourn Avenue
               Suite 2700
               Milwaukee, WI 53202

ITEM 2(c).     CITIZENSHIP.
               (i)   QLP:  Wisconsin
               (ii)  QMC:  Delaware
               (iii) RPI:  Wisconsin
               (iv)  RWW:  Wisconsin


ITEM 2(d).     TITLE OR CLASS OF SECURITIES.
               Common Stock, $0.001 par value

ITEM 2(e).     CUSIP NUMBER.
               001930-10-6

ITEM 3.   N/A

ITEM 4.   OWNERSHIP.
          Reference is made to Items 5-11 of each
     reporting person's cover page of this Schedule 13G.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to
          report the fact that, as of the date of this report, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          N/A


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.
          N/A


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          N/A


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          N/A


ITEM 10.  CERTIFICATION.
          N/A

SIGNATURE.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              QUAESTUS LIMITED PARTNERSHIP

Dated:  February  11, 2000    By:  /s/ Richard W. Weening
                                 ------------------------------
                                Richard W. Weening
                                President, RPI Holdings, Inc., the Managing
                                General Partner



                              QUAESTUS MANAGEMENT CORP.

Dated:  February 11, 2000     By:  /s/ Terrence J. Leahy
                                -----------------------------
                                 Terrence J. Leahy, Vice President



                              RPI HOLDINGS, INC.

Dated:  February 11, 2000     By:  /s/ Richard W. Weening
                                 -----------------------------
                                Richard W. Weening, President



Dated:  February 11, 2000       /s/ Richard W. Weening
                                ------------------------------
                                Richard W. Weening

Exhibit 1
  Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of ARI
     Network Services, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February, 2000.


                              QUAESTUS LIMITED PARTNERSHIP


                              By:  /s/ Richard W. Weening
                                ------------------------------
                                Richard W. Weening
                                President, RPI Holdings, Inc., the Managing
                                General Partner



                              QUAESTUS MANAGEMENT CORP.


                              By:  /s/ Terrence J. Leahy
                                 ------------------------------
                                Terrence J. Leahy, Vice President



                              RPI HOLDINGS, INC.


                              By:  /s/ Richard W. Weening
                                 ------------------------------
                                Richard W. Weening, President


                                /s/ Richard W. Weening
                                ----------------------------
                                Richard W. Weening